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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                                GOOLU INC.
--------------------------------------------------------------------------
                             (Name of Issuer)

                               Common Stock
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                       (Title of Class of Securities)

                                  38259N
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                              (CUSIP Number)

Arthur Cheng, 1000 - 355 Burrard Street, Vancouver, British Columbia,
                            Canada V6C 2G8
                       Telephone (604) 608-0229
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  (Name, Address and Telephone Number of Person Authorized to Receive
                          Notice and Communication

                             September 15, 2000
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           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].


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CUSIP No.        38259N
              --------------------
1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above
       Persons

       Fu-Kuei Lian
       ---------------------------

2)     Check the Appropriate Box if a Member of a Group

(a)    [     ]
(b)    [  x  ]

3)     SEC Use Only
                        --------------------------------------------------

4)     Source of Funds       PF
                          ------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------

6)     Citizenship or Place of Organization       Taiwanese
                                             -----------------------------

Number of               (7)  Sole Voting Power    35,908
Shares Bene-                                    --------------------------
ficially                (8)  Shared Voting Power
Owned by                                          ------------------------
Each Reporting          (9)  Sole Dispositive Power   35,908
Person                                              ----------------------
With                    (10) Shared Dispositive Power
                                                       -------------------

11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                             35,908
       -------------------------------------------------------------------

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       -------------------------------------------------------------------

13)    Percent of Class Represented by Amount in Row (11)    7.16%
                                                            --------------

14)    Type of Reporting Person     IN
                                ------------------------------------------

                                                         Page 2 of 5 Pages


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ITEM 1.     SECURITY AND ISSUER.

This statement relates to the shares of common stock, with no par value, of Goolu Inc. ("Goolu"), a Colorado corporation having a principal executive office at 1000 - 355 Burrard Street, Vancouver, British
Columbia, Canada V6C 2G8.

ITEM 2.     IDENTITY AND BACKGROUND.

This statement is filed on behalf of Fu-Kuei Lian, a businessman having an address at 5F, #14, 534 Ln., Wan-Tah Rd., Taipei 108, Taiwan. Fu-Kuei Lian is a citizen of Taiwan.

During the last five years, Fu-Kuei Lian has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Fu-Kuei Lian used his personal capital to purchase shares of Goolu.

ITEM 4.     PURPOSE OF TRANSACTION.

Fu-Kuei Lian acquired his shares of Goolu for investment purposes.

Fu-Kuei Lian does not have any plans or proposals which relate to or may result in any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Exchange Act. Fu-Kuei Lian reserves the right to acquire additional securities of Goolu, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding Goolu or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

On or about July 18, 2000 and July 27, 2000, Fu-Kuei Lian acquired 9,025 and 26,883 common shares (the "Shares"), respectively, or approximately 7.16% of the issued and outstanding shares, of Goolu at a price per share of approximately $0.37 pursuant to a stock purchase agreement (the "Agreement") dated effective June 20, 2000 between Global Online Ltd. and Estey Agencies Ltd. and certain persons, which Agreement is filed as
Exhibit 1 to this Schedule 13D and incorporated herein by reference. Fu-Kuei Lian is the beneficial owner and has sole voting and dispositive power over the Shares.

                                                         Page 3 of 5 Pages


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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As of the date hereof, there exist no agreements or understandings between Fu-Kuei Lian on the one hand and any other persons or entities on the other hand that would cause Fu-Kuei Lian and such persons or entities to be a "group" within the meaning of section 13(d)(3) of the Exchange Act.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Number            Description
     --------------            -----------

          1                    Stock Purchase Agreement dated effective
                               June 20, 2000.

                                                         Page 4 of 5 Pages


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                                SIGNATURE
                                ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                September 15, 2000
                                          --------------------------------
                                                      (Date)


                                             By:   /s/ Fu-Kuei Lian
                                          --------------------------------
                                                    (Signature)

                                                  Fu-Kuei Lian
                                          --------------------------------
                                                 (Name and Title)

                                                        Pages 5 of 5 Pages


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                                EXHIBIT INDEX

    Exhibit Number             Description
    --------------             -----------

          1                    Stock Purchase Agreement dated effective
                               June 20, 2000.